CEMEX, S.A.B. de C.V.

Av. Ricardo Margáin Zozaya #325

Colonia Valle del Campestre

Garza García, Nuevo León

México 66265

August 13, 2012

VIA FEDERAL EXPRESS AND EDGAR

Mr. Rufus Decker

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Mail Stop 4631

Washington, D.C. 20549

RE:	CEMEX, S.A.B. de C.V.
Form 20-F for the year ended December 31, 2011
Filed April 30, 2012
Response dated July 9, 2012
File No. 001-14946

Ladies and Gentlemen:

On behalf of CEMEX, S.A.B. de C.V. (the “Company”), this letter provides responses to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Fernando A. Gonzalez, Chief Financial Officer of the Company, dated July 16, 2012 (the “Comment Letter”), in connection with the Company’s annual report on Form 20-F for the year ended December 31, 2011 (the “2011 20-F”), filed with the Commission on April 30, 2012. The Company’s initial responses to the comments raised by the Staff in the Comment Letter are set forth below. For the convenience of the Staff, we have repeated each of the Staff’s comments before the corresponding response.

Form 20-F for the Year Ended December 31, 2011

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Critical Accounting Policies

Impairment of Long-Lived Assets, page 94

2.	We note your response to comment four in our letter dated June 7, 2012. Your proposed disclosures appear to be related to those assets for which you recognized impairment losses. To the extent that you determined you should estimate the recoverable amounts of any assets due to impairment indicators and the recoverable amounts of these assets did not materially exceed the carrying amounts, please provide additional disclosures regarding these assets. Your disclosures should include the carrying and recoverable amounts of the assets. Please also provide investors with a detailed discussion of the variability associated with the material assumptions used to estimate the recoverable amounts along with the factors that could result in the recoverable amounts falling below the carrying amounts.

RESPONSE: As mentioned in the Company’s response to the Staff’s comments dated July 9, 2012, the Company notes and will comply with the Staff’s comment in future filings by expanding, within the Critical Accounting Policies section in its annual report on Form 20-F, its description of the facts and circumstances that led to certain impairment charges of property, machinery and equipment during the reported periods, as well as additional disclosure with respect to the carrying amounts and recoverable amounts of those assets, that due to impairment indicators, were subject to impairment tests. The Company will provide a tabular discussion of the variability associated with the material assumptions used to estimate the recoverable amounts and the factors that could result in the recoverable amounts falling below the carrying amounts, as shown in the paragraph below using as example the impairment charges occurred during 2011 and 2010 for illustrative purposes:

CEMEX has significant balances of property, machinery and equipment. As of December 31, 2011 and 2010, the consolidated balances of property, machinery and equipment, net, represented approximately 43.1% and 43.8%, respectively, of CEMEX’s total consolidated assets. Property, machinery and equipment are tested for impairment upon the occurrence of factors, such as a significant adverse event, changes in CEMEX’s operating environment, changes in projected use or in technology, as well as expectations of lower operating results for each cash generating unit, in order to determine whether their carrying amounts may not be recovered. In such cases, an impairment loss is recorded in the income statements for the period when such determination is made within “Other expenses, net.” The impairment loss of an asset results from the excess of such asset’s carrying amount over its recoverable amount, corresponding to the higher of the fair value of the asset, less costs to sell such asset, and the asset’s value in use, the latter represented by the net present value of estimated cash flows related to the use and eventual disposal of the asset. Significant judgment by management is required to appropriately assess the fair values and values in use of these assets. The main assumptions utilized to develop these estimates are a discount rate that reflects the risk of the cash flows associated with the assets evaluated and the estimations of generation of future income. Those assumptions are evaluated for reasonableness by comparing such discount rates to available market information and by comparing to third-party expectations of industry growth, such as governmental agencies or industry chambers of commerce.

As a result of impairment tests conducted on several cash generating units considering certain triggering events, mainly: a) the closing and/or reduction of operations of cement and ready-mix plants resulting from adjusting CEMEX’s supply to current demand conditions and b) the transferring of installed capacity to more efficient plants, for the years ended December 31, 2011 and 2010, CEMEX adjusted the related fixed assets to their estimated value in use in those circumstances in which the assets would continue in operation based on estimated cash flows during their remaining useful life, or to their realizable value, in case of permanent shut down, and recognized impairment losses in the following countries for the following amounts:

(Millions of Mexican pesos)	2011		2010
Ireland	Ps	790	91
Mexico		101	138
United Kingdom		84	—
Latvia		68	—
Colombia		46	—
Poland		29	76
Germany		21	103
Thailand		15	136
United States		11	500
Other countries		84	117

	Ps	1,249	1,161

As of December 31, 2011, in connection with those items of property, machinery and equipment pertaining to cash-generating units that due to impairment indicators, such as the reduction of operations and/or the extended economic slowdown in the respective country that were subject to impairment tests and for which their recoverable amounts exceeded by 10% or less their respective carrying amounts, the Company first determined the value in use of the related cash-generating units (“CGUs”) represented by their discounted future cash flows, and in all cases, the value in use exceeded the respective carrying amounts. Consequently, as of December 31, 2011, the Company did not determine the fair value less costs to sell of such cash-generating units. The results were as follows:

Country	Related assets	Excess of value in use over carrying amount		Discount rate 1	Average remaining useful life
United States	Machinery and equipment	Ps	105	8.6%	21 years

1	As of December 31, 2011, for purposes of impairment testing of property, machinery and equipment, the Company considered after-tax discount rates applied to after-tax cash flow projections associated to the cash-generating units to which such assets relate. The use of these rates results in recoverable values that are significantly similar to the values that would be obtained by using pre-tax rates and pre-tax cash flows (as required by IAS 36 – Impairment of assets).

As of December 31, 2011, the impairment charges resulting from the sensitivity analysis that would have resulted from a reasonable independent change in each of the relevant variables used to determine the related assets’ value in use, regarding the cash-generating unit presented in the table above, would have been as follows:

	Sensitivity analysis impact of described change in assumptions
Country	Excess of value in use / carrying amounts		Recognized impairment losses	Discount rate + 1pt	Remaining useful live – 10%
United States	Ps	105	—	(105)	—

As of December 31, 2011, the Company believes that the estimated useful live of the assets subject to the impairment test above is reasonable. With respect to the discount rate, such rate is linked to the global cost of capital, which may increase in the future, subject to economic conditions in the United States.

Management’s Discussion and Analysis

Results of Operations, page 98

3.	We note your response to comment six in our letter dated June 7, 2012. Your income tax expense increased by Ps10 billion from 2010 to 2011, of which Ps9.6 billion is related to current income tax expense. Your proposed disclosures quantify the impact of approximately Ps5.4 billion of this increase. Please disclose the amount of the increase in income tax expense attributable to interest and penalties as well as expand your disclosures to discuss and quantify additional factors which led to the increase.

RESPONSE: The Company respectfully notes for the Staff that the Company’s previous response dated July 9, 2012 was intended only as an example of its proposed disclosure in future filings and was not intended to explain all of the change in the Company’s current income tax expense in 2011 as compared to 2010. The Company notes and will comply with the Staff’s comment in future filings by expanding its disclosure to discuss in more detail the additional factors which led to the change in income taxes during the current period, as shown in the paragraph below using as example the changes in consolidated income tax expense that occurred during 2011. For the Staff’s ease of reference, the proposed new disclosure is underlined:

Income Taxes. Our income tax effect in the statement of operations, which is primarily comprised of current income taxes plus deferred income taxes, increased from an expense of approximately Ps2 billion in 2010 to an expense of Ps12.2 billion in 2011. This increase is mainly attributable to our current income tax expense, which increased from an expense of approximately Ps4.7 billion in 2010 to an expense of approximately Ps14.3 billion in 2011. This increase of approximately Ps9.6 billion in the current income tax expense was mainly a result of: a) an income tax revenue related to the expiration of the statue of limitations of uncertain tax positions for approximately Ps4.2 billion in 2010 as compared to approximately Ps120 million in 2011; b) the income tax expense recognized during the period associated to changes in the expected outcome in several of our uncertain tax positions, primarily in connection with uncertain tax positions in Mexico, which led to a net increase in our unrecognized tax benefits provision and consequently a net expense for approximately Ps3.5 billion in 2011 as compared to a net expense of approximately Ps2.2 billion in 2010, including in both periods interest and penalties; c) the reclassification to equity of current income tax revenue in both periods associated with foreign exchange losses that were recorded directly in equity for approximately Ps4.8 billion in 2010 as compared to approximately Ps6.0 billion in 2011; and d) an income tax revenue of approximately Ps2.9 billion in 2010 related to the changes in the tax consolidation regime in Mexico.

Our deferred tax benefit decreased from a revenue of approximately Ps2.6 billion in 2010 to a revenue of approximately Ps2.1 billion in 2011. The decrease in our deferred tax benefit was primarily attributable to the increase in valuation allowances relating to tax loss carryforwards in certain countries. See notes 18 and 18D to our consolidated financial statements included elsewhere in this annual report. For each of the years ended December 31, 2010 and 2011, our approximate statutory income tax rate was 30%.

Our effective tax rate in 2010 resulted in a negative tax rate of 18.2%, considering a loss before income tax of approximately Ps11.4 billion, while our effective tax rate in 2011 resulted in a negative tax rate of 97.2%, considering a loss before income tax of approximately Ps12.6 billion. See “Item 3—Key Information—Risk Factors—The Mexican tax consolidation regime may have an adverse effect on cash flow, financial condition and net income.”

Financial Statements

Consolidated Statements of Operations, page F-4

4.	We note your response to comment nine in our letter dated June 7, 2012. Please address what consideration was given to Basis for Conclusions paragraph 56 of IAS 1 in determining that it was appropriate to exclude the costs included in other expenses, net line item from your determination of operating income.

RESPONSE: The Company respectfully notes for the Staff that the Company believes that its use of the concept “Other expenses, net” before the line item “Operating income after other expenses, net” does not contravene the guidance set forth by paragraph 56 of the Basis for Conclusions of IAS 1 for the following reasons:

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The Company has been consistent with its recognition during the periods of the concepts included within “Other expenses, net,” according to the Company’s internal accounting policy, which clearly establishes those items that are to be accounted for within such line item. Therefore, the Company believes the comparability has never been mislead or impaired;

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The items within “Other expenses, net” are included in the face of the statement of operations before the line item “Operating income after other expenses, net,” which the Company regards as the total result of operating activities, or similar item, to which paragraph 56 of the Basis for Conclusions of IAS 1 makes reference to, and are also detailed in note 5 to the Company’s consolidated financial statements; and

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As previously mentioned in the Company’s response dated July 9, 2012, the line item “Operating income” (before Other expenses, net) presented in the face of the statements of operations is a key indicator to measure the Company’s top management performance.

Nonetheless, the Company notes the Staff’s comment and respectfully proposes to retitle the line item “Operating income” to “Operating income before other expenses, net” in the Company’s future filings.

Consolidated Balance Sheets, page F-6

5.	You present a line item called cash and investments. If this is intended to represent cash and cash equivalents, please retitle this line item. If this line item includes investments which are not cash equivalents, please separately present investments from cash and cash equivalents. Refer to paragraph 54 of IAS 1.

RESPONSE: The Company hereby confirms that the line item cash and investments is intended to present cash and cash equivalents. The Company notes the Staff’s comment and will retitle this line item in the Company’s future filings.

Note 2. Significant Accounting Policies

L) Financial Liabilities and Derivative Financial Instruments

Put Options Granted for the Purchase of Non Controlling Interests and Associates, page F-18

6.	We note your response to comment 11 in our letter dated June 7, 2012. As of January 1, 2010 and December 31, 2010, your only written put option was related to your agreement with Ready Mix USA, LLC. Please disclose whether there were any put options outstanding as of December 31, 2011.

RESPONSE: The Company hereby confirms that as of December 31, 2011, there were no put options outstanding for the purchase of non controlling interests and/or associates. The Company notes the Staff’s comment and will include an assertion as to whether there were any such put options outstanding in the Company’s future filings.

Note 3. Selected Financial Information by Geographic Operating Segment, page F-26

7.	We note your response to comment 13 in our letter dated June 7, 2012. We continue to believe that you should more clearly disclose what your operating segments are. Your response indicates that each country is an operating segment. You also appear to have aggregated countries that do not meet the quantitative thresholds of paragraph 13 in a line item within each region. For example, in the Northern Europe region, you have aggregated countries that do not meet the quantitative thresholds in a line item described as rest of Northern Europe. Please confirm and clarify in your disclosures.

RESPONSE: The Company hereby confirms to the Staff that each country is an operating segment. In addition, the Company notes the Staff’s comment and will incorporate additional disclosure in the Company’s future filings to more clearly describe its operating segments under IFRS 8, as presented below. For the Staff’s ease of reference, the proposed new disclosure in respect to the Company’s response dated July 9, 2012 is underlined:

CEMEX applies IFRS 8, Operating Segments (“IFRS 8”), for the disclosure of its operating segments, which are defined as the components of an entity that engage in business activities from which they may earn revenues and incur expenses, whose operating results are regularly reviewed by CEMEX’s top management to make decisions about resources to be allocated to the segments and assess their performance, and for which discrete financial information is available.

CEMEX’s main activities are oriented to the construction industry through the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and other construction materials. CEMEX operates geographically on a regional basis. Beginning in April 2011, CEMEX’s operations were reorganized into six geographical regions, each under the supervision of a regional president: 1) Mexico, 2) United States, 3) Northern Europe, 4) Mediterranean, 5) South America and the Caribbean, and 6) Asia. Each regional president supervises and is responsible for all the business activities in the countries comprising the region. These activities refer to the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and other construction materials, the allocation of resources and the review of their performance and operating results. All regional presidents report directly to CEMEX’s Chief Executive Officer. The country manager, who is one level below the regional president in the organizational structure, reports the performance and operating results of its country to the regional president, including all the operating sectors. CEMEX’s top management internally evaluates the results and performance of each country and region for decision-making purposes and allocation of resources, following a vertical integration approach considering: a) that the operating components that comprise the reported segment have similar economic characteristics; b) that the reported segments are used by CEMEX to organize and evaluate its activities in its internal information system; c) the homogeneous nature of the items produced and traded in each operative component, which are all used by the construction industry; d) the vertical integration in the value chain of the products comprising each component; e) the type of clients, which are substantially similar in all components; f) the operative integration among components; and g) that the compensation system of a specific country is based on the consolidated results of the geographic segment and not on the particular results of the components. According to this approach, in CEMEX’s daily operations, management allocates economic resources and evaluates operating results on a country basis rather than on an operating component basis.

Based on IFRS 8 and considering the financial information that is regularly reviewed by CEMEX’s top management, each of the six geographic regions in which CEMEX operates and the countries that comprise such regions represent reportable operating segments. Nonetheless, for disclosure purposes in the notes to the financial statements, considering similar and regional economic characteristics and/or the fact that certain countries within each region do not exceed the materiality thresholds included in IFRS 8 to be reported separately, such countries have been aggregated and presented as single line items as follows: a) “Rest of Northern Europe” is mainly comprised of the Company’s operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia; b) “Rest of Mediterranean” is mainly comprised of the Company’s operations in Croatia, the United Arab Emirates and Israel; c) “Rest of South America and the Caribbean” is mainly comprised of the Company’s operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua and Jamaica; and d) “Rest of Asia” is mainly comprised of the Company’s operations in Thailand, Bangladesh, China and Malaysia.

Selected financial information by operating segment for 2010 has been reclassified as applicable in order to be comparable to the new organization implemented beginning in April 2011. The major changes as compared to the previous organization are the creation of the “Mediterranean” region with Spain and Croatia, formerly part of the extinguished “Europe” region, and Egypt and Israel, formerly part of the extinguished “Africa and Middle East” region, among others.

The main indicator used by CEMEX’s management to evaluate the performance of each country is “Operating EBITDA”, representing operating income plus depreciation and amortization, considering that such amount represents a relevant measure for CEMEX’s management as an indicator of CEMEX’s ability to internally fund capital expenditures, as well as a widely accepted financial indicator to measure CEMEX’s ability to service or incur debt (note 15 to the Company’s financial statements). Operating EBITDA should not be considered as an indicator of CEMEX’s financial performance, as alternative to cash flow, as a measure of liquidity or as being comparable to other similarly titled measures of other companies. This indicator, which is presented in the selected financial information by geographic operating segment, is consistent with the information used by CEMEX’s management for decision-making purposes. The accounting policies applied to determine the financial information by geographic operating segment are consistent with those described in note 2 to the Company’s financial statements. CEMEX recognizes sales and other transactions between related parties based on market values.

Note 14. Goodwill and Intangible Assets

14B) Analysis of Goodwill Impairment, page F-43

8.	We note your response to comments 17 and 19 in our letter dated June 7, 2012. In a similar manner to your response, please clarify what your cash-generating units are and correspondingly how you determined it was appropriate to aggregate these units to the operating segment level pursuant to paragraph 80 of IAS 36.

RESPONSE: The Company notes for the Staff that, fostering synergies and costs savings, the Company’s administration is highly centralized at the country level. As mentioned in the Company’s prior response dated July 9, 2012, the Company is engaged in the production, marketing, distribution and sale of cement, ready-mix concrete, aggregates and other construction materials in each country. Considering the way in which the Company is managed, particularly with respect to the Company’s past growth through business combinations where the Company immediately implements the post-merger integration and the new business is quickly absorbed by the legacy business, the Company cannot easily separate new cash flows from legacy cash flows. Therefore, goodwill is tested for impairment at the group of cash-generating units that comprise the Company’s operations in each country, which reflects the way the Company manages its operations, and is the level at which goodwill is monitored for internal management purposes, which is not larger than an operating segment. Moreover, based on the Company’s accounting policy at the time of its last significant acquisition in 2007 and prior to its migration to IFRS, goodwill was never pushed down to cash-generating units below the country level, and on transition to IFRS, in accordance with IFRS 1, the Company elected not to revisit past business combinations.

The Company notes the Staff’s comment and in future acquisitions will observe if there are elements that permit the Company to push down goodwill to a lower level of cash-generating units below the country level in order to be tested for impairment.

9.	We note your response to comment 20 in our letter dated June 7, 2012. Your segment disclosures beginning on page F-27 indicate that you recorded operating losses in the United States during the years ended December 31, 2010 and December 31, 2011 and your Form 6-K filed on April 26, 2012 indicates that you continued to record losses during the three months ended March 31, 2012. Approximately 77% of your goodwill relates to the United States as of December 31, 2011. In this regard, please address the following related to the goodwill impairment analysis performed for the United States:

•	Please tell us the amount by which the recoverable amount exceeded the carrying amount as of December 31, 2011;

RESPONSE: The summary of the Company’s impairment test and sensitivity analyses, as required by IAS 36, as well as the Company’s reasonableness cross-check using multiples of Operating EBITDA as of December 31, 2011 in connection with its cash-generating unit in the United States was as follows:

	Excess of value in use over carrying amount
(Amounts in millions)	Basic test		Sensitivity Discount rate + 1pt	Sensitivity Growth rate - 1pt	Excess of multiples of Operating EBITDA /carrying amount 1
United States	U.S.	$ 4,114	1,335	2,493	781

1	As of December 31, 2011, the Company considered an industry weighted average Operating EBITDA multiple of 9.6 times. The Company’s own multiple as of the same date was 10 times. The lowest multiple observed in the Company’s benchmark was 6.2 times and the highest being 22.1 times.

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Please tell us each of the key assumptions used in your analysis and the corresponding values used for each of these key assumptions. Please tell us how you determined the values to use for each of these key assumptions, including whether they represented past experience or are consistent with external sources of information. Please tell us the amount by which the values assigned to each of the key assumptions would need to change in order for the recoverable amount to be equal to the carrying amount;

RESPONSE: The key assumptions used in the Company’s analysis of its cash-generating unit in the United States, not including the discount rate and the perpetual growth rate which are detailed in note 14B to the Company’s financial statements, were volume and price increases by main product during the projected periods. Operating costs and expenses during all periods were maintained as a fixed percent of revenues considering historic data. The summary of consolidated volume and price increases by period within the projection in the Company’s operating segment in the United States was as follows:

	Volume
	2012	2013	2014	2015	2016	2017	2018	2019
Cement	15%	12%	21%	15%	9%	4%	3%	3%
Ready-Mix	9%	22%	30%	25%	18%	9%	6%	3%
Aggregates	8%	21%	29%	25%	18%	9%	6%	3%

	Price
	2012	2013	2014	2015	2016	2017	2018	2019
Cement	2.6%	5.3%	6.1%	7.8%	2.5%	2.5%	2.5%	2.5%
Ready-Mix	4.9%	9%	9.2%	9.4%	2.6%	2.6%	2.6%	2.6%
Aggregates	4.6%	6.3%	7.1%	6.8%	2.5%	2.5%	2.5%	2.5%

The Company respectfully notes for the Staff that the fact of having relatively unusual double-digit percent increases during the first periods of the cash flow projections is the result of the historically low cement, ready-mix and aggregates volumes in the industry throughout the United States. The Company believes volume growth will gradually slow down beginning in 2017 and will stabilize from 2019 onwards, growing at approximately with the long-term growth rate.

The Company’s projected consolidated increases in cement volume for the years 2013 to 2019 presented above were mainly derived from the Portland Cement Association (“PCA”) State Forecast (the “PCA Forecast”). The PCA represents cement companies in the United States and Canada, and conducts market development, engineering, research, education and public affairs programs, and is regarded as an authority in projected information of the industry. The 2012 estimates were based on the Company’s actual backlog, experience and knowledge of its markets. Ready-mix and aggregates projected increases were adjusted based on the Company’s experience and judgment considering the Company’s concentration in the residential sector and certain different dynamics as compared to cement consumption.

In the table below, the Company presents projected percent changes in cement demand at the end of 2011 according to the PCA Forecast for some of the main markets of the Company in the United States from 2013 through 2016, as compared to the Company’s own estimates:

	Percent change in cement demand
PCA Forecast	2013	2014	2015	2016
Alabama	9%	14.2%	14.1%	8.8%
Arizona	27.3%	29.7%	15.6%	7%
California	16.8%	26%	17.8%	9%
Florida	27.6%	32.8%	16.7%	10.1%
Georgia	15.1%	34.2%	19.1%	18.3%
New Mexico	(1.9%)	12.4%	16%	7%
Nevada	6.1%	33.8%	23.3%	8.4%
Texas	(0.4%)	8.8%	10.7%	8.1%
Median	12%	28%	16%	9%
CEMEX’s estimates	12%	21%	15%	9%

In connection with price increases by product, beginning in 2016, the Company is only applying the estimated inflation for the year, according to usual practice. From 2013 through 2015, the Company is considering certain real price increases (above inflation), considering the relatively low level of prices at the end of 2011. For 2012, CEMEX considered the price increase according to its actual policy.

The Company notes for the Staff that the Company’s key variables included in its cash flow projections are reasonable in comparison to projections released by external qualified sources.

In connection with the Staff’s comment related to the key assumptions that would need to change in order for the recoverable amount to be equal to the carrying amount, according to additional sensitivity analyses of the value in use developed by the Company for its cash-generating unit in the United States to independent or combined changes in the discount rate and/or in the long-term growth rate, with all other variables held constant, as of December 31, 2011, the value in use would have approximated the carrying amount, if:

		Sensitivity to changes in the discount rate and the long-term growth rate that approximate value in use and carrying amount
	Base model	Sensitivity 1	Sensitivity 2	Sensitivity 3	Sensitivity 4
Discount rate	10.7%	12.8%	12.5%	12.2%	11.8%
Long-term growth rate	2.5%	2.5%	2.0%	1.5%	0.5%

The Company notes for the Staff that, as presented in the competitor benchmark table below in the next bullet, the Company’s discount rate of 10.7% used as of December 31, 2011 is well above those of its competitors. The Company believes it represents evidence that the Company’s particular and present risk factors were included in its determination of such discount rate. Moreover, the Company believes that using the discount rate or the combination of discount rate and long-term growth rate that would approximate the value in use with the carrying amount would lack economic substance and justification.

The Company respectfully notes for the Staff that the Company believes it would be highly exposed to its competitors by providing further sensitivity analyses to changes in volumes and prices, especially due to the interaction of volumes, variable costs and market share, and prefers to keep this vital and strategic information undisclosed. Nonetheless, the Company hereby confirms again to the Staff that the Company used reasonable assumptions in its cash flow projections.

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You performed cross-checks of the reasonableness of significant assumptions used by comparing with other competitors in the same industry and geographic markets. Please provide us with a summary of the comparative information you used;

RESPONSE: The Company notes for the Staff that by the time of the year in which the Company is developing its financial forecasts and impairment testing in the context of the preparation of its annual consolidated financial statements, any publicly available competitors’ information is one year old. Therefore, the Company develops its conclusions based on judgment, experience and external data to the extent available. Only after all entities release their annual accounts according to their different calendars can the Company compare its own estimates with those of the different competitors in the industry. Certain significant assumptions used by some global competitors operating in the United States during their impairment testing process as of December 31, 2011, according to publicly available information, were as follows:

As of December 31, 2011	Discount rate	Long-term growth rate
CEMEX	10.7%	2.5%

Lafarge (Based in France)	7.3%	1.4%
Holcim Group (Based in Switzerland)	7.7%	2.7%
HeidelbergCement (Based in Germany) 1	6.5%	2%
Italcementi Group (Based in Italy)	7.7%	1.8%

1	After-tax discount rate.

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You estimated the value of your groups of cash-generating units to which goodwill has been allocated by using the method of multiples of Operating EBITDA and compared the overall results. Please provide us with a summary of this analysis for the United States; and

RESPONSE: The Company refers the Staff to the Company’s response to the first bullet of comment 9 of this letter above as the Company believes that it has addressed this comment in such response.

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Please expand your disclosures to address your recurring losses in the United States as well as your market capitalization. Please also discuss how you ended up with a value in use which exceeds the carrying value in light of your recurring losses in the United States.

RESPONSE: The Company notes for the Staff that the global financial crisis that started at the end of 2008 has had special negative effects on the construction industry worldwide but especially in the United States, where the negative effects worsened with the subprime mortgage crisis and the end of the housing bubble, which led, among other effects, to existing high levels of inventories of available new or pre-owned properties built before the beginning of the crisis, which were never sold or were subject to foreclosure. The Company’s cash flow projections in the United States at the end of 2008 anticipated a downturn in the Company’s operating results in the short to middle-term and resulted in the Company recognizing in that year impairment losses on goodwill associated with the United States for approximately U.S.$1.3 billion under MFRS. The Company acknowledges that it has had operating losses in the United States over the last three years; nonetheless, the Company considers that such losses were captured in its 2008 valuation of the U.S. cash-generating unit, and the current signals from the market indicate that inventories of new properties and properties in foreclosure have decreased, and that the construction dynamic in the housing sector is starting a slow but positive trend. It is expected also that certain long awaited significant infrastructure projects across the country from both the public and private sectors will resume or initiate beginning in 2012. In addition, the Company operates in a long-term business, which has significant economic barriers for new competitors, considering the high investment required, and is not really affected by technology improvements or alternate construction products; therefore, the Company is in the position to benefit from the expected economic recovery. At the end of 2011, the outlook for the United States construction industry was for a slow but steady comeback with an upward trend over the next few years. Under this scenario, based on the Company’s future cash flows projections as of December 31, 2011 for the United States cash-generating unit, considering reasonable variables that were verified for reasonableness with information generated by external experts, to the extent available, the value in use of the Company’s operating segment in the United States exceeded the respective carrying amount for goodwill impairment testing. Moreover, ready-mix concrete volumes and prices, key drivers for the cement consumption and the Company’s profitability, recovered in the United States in 2011 by 7% and 3%, respectively, and have continued that trend during 2012, as anticipated in the Company’s cash flows projections. During the six-month period ended June 30, 2012, cement, ready-mix concrete and aggregates volumes increased by 21%, 31% and 9%, respectively, as compared with the same period in 2011, significantly ahead of the Company’s expectations as presented in the table above. As a result, during the second quarter ended as of June 30, 2012, the Company’s cash-generating unit in the United States posted its first positive Operating EBITDA quarter for the first time in seven consecutive quarters of losses, and even though the profit was marginal, the Company believes this is a turning point that precede better results in the United States.

The Company notes the Staff’s comment and will disclose information such as the following with respect to its goodwill impairment testing relative to the United States in future filings in order to enhance the Company’s disclosures:

During 2011 and 2010, the Company has experienced a significant decline in its market capitalization with respect to prior levels due to the following main factors: a) the United States construction industry have experienced a two and half years “slump” that has affected significantly the Company’s operations in that country and consequently its overall generation of cash flows; b) the Company’s significant amount of consolidated debt and operating under the Financing Agreement has also affected significantly the Company’s valuation considering the high uncertainty perceived by all stakeholders regarding the Company’s odds of successfully achieving a new refinancing of its debt with its main creditors; and c) the Company believes there is also an effect in its market capitalization originated by the transfer of capitals from variable income securities in developing countries to fixed income securities in countries like the United States and Germany.

Goodwill allocated to the United States operating segment accounts for approximately 77% of CEMEX’s total amount of consolidated goodwill as of December 31, 2011. In connection with our determination of value in use relative to United States operating segment at December 31, 2011, we have considered several factors, such as the historical performance of such operating segment, including operating losses in recent years, the long-term nature of our investment in that country, the recent recovery signs in the construction industry, the significant economic barriers for new potential competitors considering the high investment required, and the lack of susceptibility of the industry to technology improvements or alternate construction products, among other factors. We have also considered recent developments in our operations in the US, such as the 7% and 3% increase in 2011 of ready-mix concrete volumes and prices, respectively, which are key drivers for the cement consumption and the Company’s profitability, and which have continued that trend during early 2012, as anticipated in the Company’s cash flow projections.

In addition, CEMEX performed a reasonableness test of the estimated value in use by performing a sensitivity analysis on key cash flow assumptions such as growth rates and discount rates and has also performed cross-checks of the reasonableness of such significant assumptions by comparing with other competitors in the same industry and geographic markets. CEMEX also estimated the recoverable amount by using the method of multiples of Operating EBITDA, and compared the overall results. In order to arrive to these multiples, which represent a reasonableness check of CEMEX’s discounted cash flow model, CEMEX determined a weighted average of multiples of Operating EBITDA observed for its main competitors. Then, the average multiple was applied to a stabilized amount of Operating EBITDA and the result was compared to the corresponding carrying amount.

Based on the above, considering variables that were verified for reasonableness with information generated by external sources, to the extent available, the value in use of the Company’s operating segment in the United States exceeded the respective carrying amount for goodwill impairment test purposes at December 31, 2011.

Note 15. Financial Instruments

15A) Short-Term and Long-Term Debt

Covenants, page F-49

10.	We note your response to comment 21 in our letter dated June 7, 2012. As of December 31, 2011 and 2010, taking into account the Financing Agreement and its amendment, the modifications to the credit contracts and the waivers obtained, you were in compliance with the restrictive covenants imposed by your debt contracts. Your response indicates that you did not request any waiver to comply with financial covenants. Please disclose the nature of the waivers obtained.

RESPONSE: The Company hereby confirms to the Staff that the Company did not request or obtain any waivers to comply with its financial covenants as of December 31, 2011. The disclosure in the covenants section of note 15A to the Company’s consolidated financial statements was intended as a general or “umbrella” description of the requirements or characteristics for being in compliance. The Company notes the Staff’s comment and in future filings will not make reference to waivers if they did not exist.

15E) Risk Management, page F-56

11.	We note your response to comment 22 in our letter dated June 7, 2012. Please show us in your supplemental response what the revised disclosures will look like in future filings.

RESPONSE: The Company notes the Staff’s comment and in future filings will incorporate the risk management disclosure in note 15E to the Company’s consolidated financial statements, as part of the liquidity risks section, and the sensitivity analyses associated with the potential risk of additional margin calls, as presented below. For the Staff’s ease of reference, the proposed new disclosure is underlined:

Liquidity risk

Liquidity risk is the risk that CEMEX will not have sufficient funds available to meet its obligations. CEMEX has satisfied its operating liquidity needs primarily through the operations of its subsidiaries and expect to continue to do so for both the short and long-term. Although cash flow from our operations has historically met CEMEX’s overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, its subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which they operate, any one of which may materially increase CEMEX net loss and reduce cash from operations. Consequently, in order to meet its liquidity needs, CEMEX also rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. CEMEX’s consolidated net cash flows provided by operating activities, as presented in its consolidated statements of cash flows, were approximately Ps23,616 in 2011 and Ps25,952 in 2010. The maturities of CEMEX’s contractual obligations are included in note 22E.

The requirement of margin calls based on the relevant master agreements under the Company’s derivative instruments can have a significant negative effect of the Company’s liquidity position and can impair the Company’s ability to service its debt and fund its capital expenditures. In addition to the current amount of margin calls previously described as of December 31, 2011 of approximately Ps4,010 million (U.S.$287 million), of which approximately Ps3,266 million (U.S.$234 million) refer to derivative instruments, the potential requirement for additional margin calls that would result from reasonable and hypothetical instantaneous changes in the key variables associated with the Company’s derivative instruments is as follows:

•

As of December 31, 2011, the potential requirement for additional margin calls that would result from a hypothetical instantaneous decrease of 10% in the value of the shares of Axtel, with all other variables held constant, was approximately U.S.$3 million.

•

As of December 31, 2011, the potential requirement for additional margin calls that would result from a hypothetical instantaneous decrease of 10% in the TRI index, with all other variables held constant, was approximately U.S.$0.5 million.

•

As of December 31, 2011, the potential requirement for additional margin calls that would result from a hypothetical instantaneous decrease of 10% in the Company’s CPO price, with all other variables held constant, was approximately U.S.$12 million.

Note 16. Other Current and Non-Current Liabilities, page F-59

12.	We note your response to comment 23 in our letter dated June 7, 2012. Please show us in your supplemental response what the revised disclosures will look like in future filings.

RESPONSE: The Company notes and will comply with the Staff’s comment in its future filings by disclosing in a tabular format, as part of note 16 to the Company’s consolidated financial statements, the changes that occurred during the period to each class of current and non-current provisions, as presented below considering for explanatory purposes the Company’s non-current provisions as of December 31, 2011. For the Staff’s ease of reference, the proposed new disclosure is underlined:

16.	OTHER CURRENT AND NON-CURRENT LIABILITIES

Consolidated other current accounts payable and accrued expenses as of December 31, 2011 and 2010 were as follows:

	December 31, 2011		December 31, 2010
Provisions	Ps	11,625	9,295
Other accounts payable and accrued expenses		4,056	3,357
Advances from customers		1,830	1,564
Interest payable		3,134	1,697
Current liabilities for valuation of derivative instruments		2	8,120
Dividends payable		33	30

	Ps	20,680	24,063

Current provisions primarily consist of employee benefits accrued at the balance sheet date, insurance payments, and accruals related to legal and environmental assessments expected to be settled in the short-term. These amounts are revolving in nature and are expected to be settled and replaced by similar amounts within the next 12 months.

As of December 31, 2011 and 2010, consolidated other non-current liabilities, which include the best estimate of cash flows with respect to diverse issues where CEMEX is determined to be responsible and which are expected to be settled over a period greater than 12 months, were as follows:

	December 31, 2011		December 31, 2010
Asset retirement obligations 1	Ps	5,377	5,517
Environmental liabilities 2		1,174	812
Accruals for legal assessments and other responsibilities 3		11,816	9,911
Non-current liabilities for valuation of derivative instruments		996	2,360
Other non-current liabilities and provisions 4		16,179	12,465

	Ps	35,542	31,065

1	Provisions for asset retirement include future estimated costs for demolition, cleaning and reforestation of production sites at the end of their operation, which are initially recognized against the related assets and are depreciated over their estimated useful life.
2	Environmental liabilities include future estimated costs arising from legal or constructive obligations, related to cleaning, reforestation and other remedial actions to remediate damage caused to the environment. The expected average period to settle these obligations is greater than 15 years.
3	Provisions for legal claims and other responsibilities include items related to tax contingencies.
4	As of December 31, 2011 and 2010, includes approximately Ps11,717 and Ps9,578, respectively, of the non-current portion of taxes payable recognized in 2009 as a result of changes to the tax consolidation regime in Mexico (note 18D to the Company’s financial statements). Approximately Ps693 as of December 31, 2011 and Ps501 as of December 31, 2010 are included within current taxes payable.

Changes in consolidated other non-current liabilities for the year ended December 31, 2011 were as follows:

	Asset retirement obligations		Environmental liabilities	Accruals for legal assessments	Valuation of derivative instruments	Other non-current liabilities	Total
Balance at beginning of period	Ps	5,517	812	9,911	2,360	12,465	31,065
Current period additions due to new obligations or increase in estimates		349	47	3,619	—	3,582	7,597
Current period releases due to payments or decrease in estimates		(180)	(165)	(1,703)	(1,352)	(2,410)	(5,810)
Additions due to business combinations		—	—	10	—	11	21
Reclassification from current to non-current liabilities, net		(51)	576	(45)	—	(503)	(23)
Increase due to accretion expense		150	1	—	—	—	151
Foreign currency translation		(408)	(97)	24	(12)	3,034	2,541

Balance at end of period	Ps	5,377	1,174	11,816	996	16,179	35,542

Note 18. Income Taxes, page F-66

18B) Deferred Income Taxes, page F-67

13.	We note your response to comment 24 in our letter dated June 7, 2012. In light of your recurring losses before income taxes, please expand your disclosures to provide additional insight on how you determined that you will be able to generate approximately Ps153,724 million in consolidated pre-tax income in future periods. Please include a more detailed explanation of the anticipated future trends included in your projections of future taxable income.

RESPONSE: The Company notes and will comply with the Staff’s comment in its future filings by including additional disclosure in note 18B to the Company’s consolidated financial statements, below the table that presents current and deferred income taxes relative to items recognized in other comprehensive income during the periods, and that would replace the current paragraph below such table, in order to: a) provide additional insight on how the Company determined its ability to generate sufficient pre-tax income in future periods so as to recover the Company’s unreserved income tax assets before their expiration, and b) elaborate on the explanation of the anticipated future trends in the Company’s projections of future taxable income. Certain previously proposed new disclosures have been re-organized. For the Staff’s ease of reference, the proposed new disclosure as compared to the proposal in the Company’s response letter of July 9, 2012, is underlined:

For the recognition of deferred tax assets and their corresponding valuation allowance, CEMEX analyses the aggregate amount of self-determined tax loss carryforwards included in its income tax returns in each country where CEMEX believes, based on available evidence, that the tax authorities would not reject such tax loss carryforwards; and the likelihood of the recoverability of such tax loss carryforwards prior to their expiration through an analysis of estimated future taxable income. If CEMEX believes that it is probable that the tax authorities would reject a self-determined deferred tax asset, it would decrease such asset. Likewise, if CEMEX believes that it would not be able to use a tax loss carryforward before its expiration, CEMEX would increase its valuation reserve. Both situations would result in additional income tax expense for the period in which such determination is made. In order to determine whether it is probable that deferred tax assets will ultimately be realized, CEMEX takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, tax planning strategies, future reversals of existing temporary differences, etc. In addition, every reporting period, CEMEX analyzes its actual results versus its estimates, and adjusts, as necessary, its tax asset valuations. If actual results vary from CEMEX’s estimates, the deferred tax asset and/or valuations may be affected and necessary adjustments will be made based on relevant information. Any adjustments recorded will affect CEMEX’s statements of operations in such period.

CEMEX concluded that, the deferred tax liabilities that were considered in the analysis of recoverability of its deferred tax assets, will reverse in the same period and tax jurisdiction of the related unreserved deferred tax assets. As of December 31, 2011, CEMEX’s deferred tax loss carryforwards that have not been reserved expire as follows:

	Amount of unreserved carryforwards
2012	Ps	334
2013		615
2014		907
2015		1,166
2016 and thereafter		150,702

	Ps	153,724

In connection with CEMEX’s deferred tax loss carryforwards presented in the table above, as of December 31, 2011, in order to realize the benefits associated with such deferred tax assets that have not been reserved, before their expiration, CEMEX would need to generate approximately Ps153,724 million in consolidated pre-tax income in future periods. For the years ended December 31, 2011 and 2010, CEMEX has reported pre-tax losses on a worldwide consolidated basis. Nonetheless, as of December 31, 2011 and 2010, based on the same forecasts of future cash flows and operating results used by the Company’s management to allocate resources and evaluate performance in the countries in which the Company operates, which include expected growth in revenues and reductions in interest expense in several countries due to a reduction in intra-group debt balances, along with the implementation of feasible tax strategies, the Company believes that it will recover the balance of its tax loss carryforwards that have not been reserved before their expiration. Moreover, a certain amount of CEMEX’s deferred tax assets refer to operating segments and tax jurisdictions in which CEMEX is currently generating taxable income or in which, according to CEMEX’s management cash flow projections, will generate taxable income in the relevant periods before the expiration of the deferred tax assets, considering that the amount of taxable income required to recover CEMEX’s deferred tax assets over the next four years is not significant, and that approximately Ps150,702 out of the Ps153,724 of consolidated pre-tax income mentioned above would be required over several years in 2016 and thereafter.

*        *        *         *

Acknowledgment Statement

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter or require any further information, please contact Adam G. Waitman at (212) 735-2896 of our U.S. counsel, Skadden, Arps, Slate, Meagher & Flom LLP.

Very truly yours,

By:	/s/ Fernando A. Gonzalez
Name:	Fernando A. Gonzalez
Title:	Chief Financial Officer